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[PARADIGM GEOPHYSICAL LOGO]


            PARADIGM GEOPHYSICAL STRENGTHENS ITS FINANCIAL STRUCTURE

    COMMITTED FINANCING OF $30 MILLION, WITH PRIVATE PLACEMENT OF $8 TO $10
               MILLION CONVERTIBLE DEBENTURES AT $7.50 PER SHARE

Tel Aviv, Israel, October 11, 2001: Paradigm Geophysical Limited (NASDAQ:PGEO) announced today that it had reached agreements that strengthen its financial structure, resulting in a total of at least $30 million in committed funding sources.

The Company today signed an agreement with FIMI pursuant to which the Company would issue to FIMI convertible debentures at an initial conversion price of $7.50 per share, subject to certain upward and downward price adjustments. FIMI would provide the Company a 5-year $8 to $10 million loan, with the option for up to an additional $3.75 million after 24 months, subject to certain terms and conditions. Annual interest rate is LIBOR minus one percent. The agreement is subject to certain closing conditions.

The Company has also recently completed negotiations for committed credit lines from its banks for a total of $22 million in short- and medium-term loans and guarantees, at annual interest rates of between LIBOR plus one to one-and-a-half percent, replacing the previous credit line.

Brian Berman, Paradigm's Chief Financial Officer commented, "We are very pleased to have successfully diversified and expanded our financial resources. Given the present uncertainties in both the financial and energy markets, the Company believes it is important to strengthen our structured corporate financing under favorable terms. These committed resources will be available for working capital and capital goods investment, and also for strategic opportunities that may arise in the future."

Ishay Davidi, Managing Director of FIMI commented, "Paradigm's past performance, our expectations of the Company's future prospects, and its strong management team, are consistent with FIMI's investment criteria."

ABOUT PARADIGM

Paradigm Geophysical provides information solutions to the leaders of the oil and gas industry worldwide, offering technical software solutions and product-driven services to companies involved in the exploration & production of oil and gas and to oilfield service companies. The company has a global network of sales, users' support and services with 20 offices in 16 countries, serving all major oil- and gas-producing provinces in the world.

Paradigm Geophysical(R) and the Paradigm Geophysical logo are the registered trademarks of Paradigm Geophysical Ltd.
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Recent press announcements are available on Paradigm's web site:
www.paradigmgeo.com.

ABOUT FIMI

FIMI is a leading Israeli investment fund focusing primarily on two types of transactions: leverage buyouts, usually in conjunction with management; and mezzanine investments. To date FIMI has invested amounts in excess of $250 million in 23 companies, and has additional amounts available for new investments aggregating in excess of $200 million.

The Fund's general partnership is controlled by MassMutual Life Insurance Company, Israel Discount Bank Ltd, a investor group led by Marshall D. Butler, together with the fund's management team lead by Ishay Davidi. FIMI's investors are mainly from the United States and Israel, including banks, insurance companies, investment companies and provident funds. Web site: www.fimi.co.il

SAFE HARBOR STATEMENT:

Certain statements contained in this press release are forward-looking in nature. These statements can be identified by the use of forward-looking terminology such as "believes," "expects," "may," "will," "should," or "anticipates" or the negative thereof or comparable terminology, or by discussions of strategy. The company's business and operations are subject to a variety of risks, and uncertainties and other factors. Consequently, actual results may materially differ from those projected stated by any forward-looking statements. Such risks, uncertainties and other factors that could cause actual results to differ from those projected include, but are not limited to, the following: (1) future capital expenditures by oil and gas companies (2) fluctuations and absolute levels of international oil prices, (3) the need for increased Company investment to support product and new services introductions,
(4) the company's ability to raise needed additional capital, (5) rapid technological changes that could make the company's products less desirable or obsolete, (6) market acceptance of the Company's products and services, (7) changes in product sales mix (8) product transitions by the Company and its competitors, (9) the impact of competitive products and pricing, (10) currency fluctuations. These as well as other risks and uncertainties, are discussed in greater detail in the Company's filings with the Securities and Exchange Commission, including its most recent 20-F filed on June 29, 2001, its 2000 Annual Report and its regular Quarterly Reports. The company makes no commitment to revise or update any forward-looking statements in order to reflect events or circumstances after the date any such statement is made.
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CONTACTS:

INVESTOR RELATIONS

PARADIGM GEOPHYSICAL
Phone: +972-9-970-9306
Fax: +972-9-970-9319
e-mail: ir@paradigmgeo.com

THE RUTH GROUP--USA
Denise Roche
Phone: +1-646-536-7008
Fax: +1-646-536-7100
e-mail: droche@theruthgroup.com

FIMI
Tel: +972-3-5652244
Fax: +972-3-5652245
e-mail: fimi@fimi.co.il